[Wachtell, Lipton, Rosen & Katz Letterhead]

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC
Registration Statement on Form S-4
Filed December 9, 2014
File No. 333-200809

Dear Mr. Spirgel:

On behalf of our client, CCH I, LLC, a Delaware limited liability company (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated January 5, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes since the filing of the Registration Statement on December 9, 2014, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Charter Communications, Inc. (“Charter” or the “Company”) has supplied all information contained herein relating to the Company, CCH I Charter Merger Sub, LLC, and CCH I Spinco Sub LLC. Comcast Corporation (“Comcast”) and Charter have each contributed certain information relating to the Transactions. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

General

1.	Revise throughout to make clear that Charter shareholders are being asked to approve the issuance of New Charter shares in exchange for GreatLand Connections shares and existing Charter shares. Make clear that the registration statement registers all shares being issued in the transaction.

Response: The Company respectfully submits to the Staff that neither the issuance of shares in connection with the Charter Merger nor the issuance in connection with the GreatLand Connections Merger requires a vote of stockholders under state law. Charter is seeking a stockholder vote only because under certain circumstances, it is possible (although unlikely) that sufficient shares of New Charter would be issued in connection with the GreatLand Connections Merger to require approval of Charter stockholders under the Nasdaq Listing Rules. Accordingly, the Company is not seeking a vote with respect to the issuance of New Charter shares to existing Charter stockholders in the holding company reorganization.

The Company respectfully further submits that it does not believe that registration of the New Charter shares being issued in the Charter Merger is required. As noted above, Charter is not seeking a stockholder vote on this issuance, and accordingly does not believe that the substitution of New Charter shares for Charter shares on a one-for-one basis involves any investment decision on the part of Charter stockholders.

The Company is aware of the Staff’s Compliance and Disclosure Interpretations 203.02 and 539.01 (the “C&DI”), each of which suggests that a holding company reorganization linked to an acquisition transaction with a third party may be classified as a “sale” or “offer to sell” under Section 2(a)(3) of the Securities Act of 1933 (the “Securities Act”) and Rule 145 thereunder. However, the Company notes that in reaching that conclusion, the C&DI reasoned that “when viewed together with the acquisition,” the “overall transaction changed the nature of the shareholders’ investment.” The Company respectfully submits that here there is no analogous “change[] to the nature of the shareholders’ investment.” We note that the reorganization merely involves the exchange of the newly issued shares for the existing Charter common stock on a one-for-one basis, leaving Charter stockholders with exactly the same interest in the enterprise that they held previously. There will be no other security issued to Charter stockholders in the transaction, and we do not believe that the exchange results in any change to the investment made by Charter stockholders of the kind the Staff identified in the C&DI.

Rule 425 Filing on December 19, 2015

2.	We note Mr. Rutledge states that Charter practices net neutrality. Please tell us the standards that Charter uses to determine whether it practices net neutrality and how Charter complies with these standards. For instance, please tell us whether Charter complies with the Notice of Proposed Rule Making on Net Neutrality released on May 15, 2014 by the FCC.

Response: Charter complies with the rules on net neutrality that are in effect currently. The current rules require transparency with consumers regarding our network practices.

The rules proposed in the Notice of Proposed Rule Making on Net Neutrality were released on May 15, 2014 by the FCC and were not made final. As such, Charter does not measure itself against these rules and is not required to comply with proposed rules.

Charter has included disclosure regarding net neutrality in its periodic filings with the SEC. Below is the disclosure from Charter’s 10-K for the period ended December 31, 2013 regarding net neutrality regulation. See Charter 10-K “Business—Regulation and Legislation—Internet Service.”

Internet Service

On January 14, 2014, the D.C. Circuit Court of Appeals, in Verizon v. FCC, struck down major portions of the FCC’s 2010 “net neutrality” rules governing the operating practices of broadband Internet access providers like us. The FCC originally designed the rules to ensure an “open Internet” and included three key requirements for broadband providers: 1) a prohibition against blocking websites or other online applications; 2) a prohibition against unreasonable discrimination among Internet users or among different websites or other sources of information; and 3) a transparency requirement compelling the disclosure of network management policies. The Court struck down the first two requirements, concluding that they constitute “common carrier” restrictions that are not permissible given the FCC’s earlier decision to classify Internet access as an “information service,” rather than a “telecommunications service.” The Court upheld the FCC’s transparency requirement and the FCC’s authority to adopt regulations regarding the Internet.

For the convenience of the Staff, we have included below the risk factors in Charter’s Form 10-Q for the period ended September 30, 2014 that refer to net neutrality regulation:

Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business.

Regulation of the cable industry has increased cable operators’ operational and administrative expenses and limited their revenues. Cable operators are subject to various laws and regulations including those covering the following:

•	the provisioning and marketing of cable equipment and compatibility with new digital technologies;

•	subscriber and employee privacy and data security;

•	limited rate regulation of video service;

•	copyright royalties for retransmitting broadcast signals;

•	when a cable system must carry a particular broadcast station and when it must first obtain retransmission consent to carry a broadcast station;

•	the provision of channel capacity to unaffiliated commercial leased access programmers;

•	limitations on our ability to enter into exclusive agreements with multiple dwelling unit complexes and control our inside wiring;

•	the provision of high-speed Internet service, including net neutrality rules;

•	the provision of voice communications;

•	cable franchise renewals and transfers;

•	equal employment opportunity, emergency alert systems, disability access, technical standards, marketing practices, customer service, and consumer protection; and

•	approval for mergers and acquisitions often accompanied by the imposition of restrictions and requirements on an applicant’s business in order to secure approval of the proposed transaction.

. . . .

Increasing regulation of our Internet service product could adversely affect our ability to provide new products and services.

On January 14, 2014, the D.C. Circuit Court of Appeals, in Verizon v. FCC, struck down major portions of the FCC’s 2010 “net neutrality” rules governing the operating practices of broadband Internet access providers like us. The FCC originally designed the rules to ensure an “open Internet” and included three key requirements for broadband providers: 1) a prohibition against blocking websites or other online applications; 2) a prohibition against unreasonable discrimination among Internet users or among different websites or other sources of information; and 3) a transparency requirement compelling the disclosure of network management policies. The Court struck down the first two requirements, concluding that they constitute “common carrier” restrictions that are not permissible given the FCC’s earlier decision to classify Internet access as an “information service,” rather than a “telecommunications service.” The Court upheld the FCC’s transparency requirement.

On May 15, 2014, the FCC initiated a new rulemaking to re-issue network neutrality regulations relying on either Section 706 of the Telecommunications Act of 1996 or Title II of the Communications Act. As a result, the FCC could, in the future, resurrect the invalidated network neutrality regulations, modify the invalidated regulations so that they restrict broadband practices, and increase transparency requirements. Legislation in this area is also possible. Rules or statutes increasing the regulation of our Internet services could limit our ability to efficiently manage our cable systems and respond to operational and competitive challenges. Such rules or statutes could also restrict arrangements between us and Internet content, application, and service providers, including backbone connection arrangements. In addition, if the FCC were to adopt new rules under a Title II framework, the reclassification of broadband services as Title II common carrier services could subject our services to far more extensive and burdensome federal and state regulation.

Additionally, many aspects of these laws and regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state, and local regulation of some of the services offered over our cable systems, which may compound the regulatory risks we already face, and proposals that might make it easier for our employees to unionize. Some states are considering adopting energy efficiency regulations governing the operation of equipment (such as broadband modems) that we use to deliver Internet services, which could constrain innovation in broadband services and equipment. Congress is considering whether to rewrite the entire Communications Act of 1934, as amended (the “Communications Act”) to account for changes in the communications marketplace. Congress and various federal agencies are also considering more focused changes, such as new privacy restrictions and new restrictions on the use of personal and profiling information for behavioral advertising. In response to recent global data breaches, malicious activity and cyber threats, as well as the general increasing concerns regarding the protection of consumers’ personal information, Congress is considering the adoption of new data security and cybersecurity legislation that could result in additional network and information security requirements for our business. These new laws, as well as existing legal and regulatory obligations, could affect our operations and require significant expenditures. In addition, federal, state, and local regulators could impose additional regulatory conditions in connection with their review of the Transactions that could affect our operations.

Questions and Answers about the Transactions and the Special Meeting, page 4

What will happen in the GreatLand Connections Merger?, page 5

3.	Please revise here and elsewhere in the filing your explanation of how the number of shares to be issued to GreatLand Connections’ shareholders will be determined. You should consider including a separate Q&A explaining the purpose behind using a complicated formula to determine the number of shares. You should also consider providing an example of the calculation and a range of possible number of shares to be issued. Also explain the effect of the post-closing adjustment on the number of shares to be issued.

Response: In response to the Staff’s comment, the disclosure on pages 19, 20, and 31 of Amendment No. 1 has been revised, and a separate Q&A addressing the issue identified above has been included on page 5 and 6 of Amendment No. 1.

Overview, page 14

4.	We note your graphic representations of the Transactions on pages 15 and 16 and elsewhere in the prospectus. Please revise to integrate the related transactions for each step. For instance, illustrate the exchange and sale of cable systems between Comcast and New Charter and the exchange of GreatLand Connections notes for Comcast notes.

Response: In response to the Staff’s comment, updated illustrations have been included on pages 16, 17, 52, and 53 of Amendment No. 1.

Risk Factors, page 26

5.	You should consider including a separate risk factor highlighting the risk that the GreatLand Connections’ Board did not obtain an independent financial advisor’s opinion that the merger transaction was fair to the GreatLand Connections shareholders.

Response: In response to the Staff’s comment a new risk factor has been included on page 37 of Amendment No. 1.

GreatLand Connections expects its programming expenses to increase considerably immediately following the Spin-Off, page 37

6.	Although the heading of this risk factor does identify a risk to GreatLand Connections, the body of the risk factor does not explain the risk in reasonable detail. Expand the risk factor to highlight the magnitude of the increases in expenses taking into consideration Charter’s management of GreatLand Connections’ operations and the tangible differences between Comcast’s and Charter’s programming costs.

Response: As described in the relevant risk factor, GreatLand Connections expects its programming expenses to increase because it will obtain its programming through Charter’s programming agreements and through some of its own agreements and not through Comcast’s existing programming arrangements. Comcast generally has obtained favorable pricing terms as compared to other cable providers, which GreatLand Connections will lose when it obtains programming through Charter and its own programming agreements. The Company respectfully submits to the Staff that while it has stated that in the aggregate it expects a relatively small level of dissynergies from the transaction as a whole, strict confidentiality obligations imposed by programmers have prevented Charter and Comcast from sharing the terms of their existing programming arrangements and, accordingly, the magnitude of these increases in programming costs is not determinable with precision. The Company is therefore unable to provide additional disclosure on this issue to a level of detail that would be meaningful to investors.

The Transactions, page 50

7.	You should consider including a map of the United States showing the before and after footprint of Charter’s operations.

Response: In response to the Staff’s comment, a map has been included showing Charter’s footprint in 2014 and anticipated footprint after the Transactions on page 51 of Amendment No. 1.

Background of the Mergers, page 55

8.	We note your disclosure in the third paragraph on page 56. Please disclose the material terms discussed among the parties starting on April 10, 2014 and continuing for the next four days.

Response: In response to the Staff’s comment, the disclosure on pages 57 and 58 of Amendment No. 1 has been revised.

9.	Please disclose the material parts of the board meeting on April 15, 2014.

Response: In response to the Staff’s comment, the disclosure on page 58 of Amendment No. 1 has been revised.

10.	We note from April 15 to April 21 the parties negotiated over the financing structure including the debt-for-debt exchange, closing conditions, and termination rights. Please disclose the material terms over which the parties negotiated and their resolution.

Response: In response to the Staff’s comment, the disclosure on page 58 of Amendment No. 1 has been revised.

11.	Please provide the same disclosure for the discussions from April 17 to April 20, 2014.

Response: Please note that the referenced disclosure is covered by, and duplicative of, the discussion regarding the April 15 to April 21 period. Accordingly, the referenced disclosure has been deleted.

Opinion of LionTree Advisors LLC, page 60

12.	We note your disclosure on pages 64 and 65. We note at the top of page 65 you appear to disclose the mean, median, minimum and maximum for certain measures and compare those to the multiples implied by the Transactions. Please explain how they compared to the multiples implied by the Transaction and how they impacted your opinion.

Response: LionTree noted that based on the Enterprise Values, the multiples in the Transactions ranged from 6.3-7.125x compared to the multiples in the selected transactions of 7.0-8.4x. Based on the Adjusted Enterprise Values, the multiples in the Transactions ranged from 6.3-7.1x compared to the multiples in the selected transactions of 5.4-7.9x. From this data, LionTree concluded that the multiples paid in the Transactions were within the range of the selected transactions.

Opinion of Goldman Sachs & Co., page 66

Comparable Companies Analysis, page 70

13.	Please explain the purpose of this analysis.

Response: In response to the Staff’s comment, the disclosure on page 73 of Amendment No. 1 has been revised to explain that this analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the adjusted enterprise value/2014E EBITDA multiples for the selected companies based on their current trading prices and analyst EBITDA estimates compared to the transaction value/2014E EBITDA multiple implied by the Transactions.

Selected Precedent Transactions Analysis, page 71

14.	Please explain the purpose of this analysis.

Response: In response to the Staff’s comment, the disclosure on page 74 of Amendment No. 1 has been revised to explain that this analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the TV/LTM EBITDA multiples for the selected transactions compared with the transaction value/2014E EBITDA multiple implied by the Transactions.

Accounting Treatment, page 79

15.	We note that you will account for your investment in GreatLand Connections under the equity method. Addressing the voting interest and variable interest criteria under ASC 810, tell us in detail how you concluded that, under the terms of the Charter/Comcast Transaction agreement (Annex A), you will not control and not be required to consolidate GreatLand Connections. In addition, provide in your response an analysis of the authority and control afforded to you, including any special rights or restrictions, over the company and the services that will be provided under the Charter Services Agreement. In this regard, we note your disclosure on page 98 that GreatLand Connections will be granted “overall authority and supervision” under the Charter Services Agreement. Please name and describe for us any supervisory and operational decisions that will be granted to GreatLand Connections over Charter’s services.

Response: In response to the Staff’s comment, the following is a detailed analysis of the criteria in ASC 810-10 indicating why we believe that Charter will not be required to consolidate GreatLand Connections under the variable interest or voting interest criteria. In summary, we believe Charter will hold a variable interest in GreatLand Connections; however, GreatLand Connections will not meet the criteria under ASC 810 to be considered a variable interest entity. Likewise, when evaluating the consolidation criteria under the voting interest model pursuant to ASC 810, we respectfully submit that Charter would not be required to consolidate GreatLand Connections.

Variable Interest Analysis:

In performing the consolidation analysis under the variable interest criteria of U.S. generally accepted accounting principles, we first considered whether Charter’s interests in GreatLand Connections would qualify for any scope exceptions within ASC 810-10-15 and concluded that Charter’s interests would not qualify for any scope exceptions. Therefore the following detailed analysis of ASC 810-10 supports our conclusion that Charter would not consolidate GreatLand Connections under the variable interest criteria.

We believe Charter will have two variable interests in GreatLand Connections pursuant to ASC 810-10-55—a 33% equity ownership stake and a services agreement

As disclosed in the Transactions Agreement, Charter will receive a quarterly payment of 4.25% of GreatLand Connections’ quarterly gross revenues (hereafter, the “services fee”), in addition to the reimbursement of actual economic costs for services provided by Charter to GreatLand Connections under the Charter Services Agreement. In making the determination as to whether the services fee represents a variable interest, we considered the six criteria in ASC 810-10-55-37. In particular, criterion (c) of ASC 810-10-55-37 indicates that the services fee of 4.25% of GreatLand Connections’ gross revenues received by Charter would not represent a variable interest provided that the service provider (Charter) and its related parties do not hold other variable interests in GreatLand Connections that individually, or in the aggregate, would absorb more than an insignificant amount of GreatLand Connections’ expected losses or receive more than an insignificant amount of the entity’s expected residual returns.

Following the Spin-Off transaction, Charter will own approximately 33% of the outstanding shares of common stock of GreatLand Connections. This approximate 33% ownership interest to be held by Charter also represents a variable interest in GreatLand Connections. Charter’s approximate 33% ownership interest will absorb more than an insignificant amount of the expected losses and expected residual returns of GreatLand Connections; and proportionate to its ownership interest. Therefore, in accordance with ASC 810-10-55-37, criterion (c), the services fee that will be paid to Charter also will be considered a variable interest. As a result, we believe that both the services fee and the approximate 33% equity ownership stake are variable interests under paragraph 55-37 of ASC 810-10.

We supplementally advise the Staff that the services fee was determined on the basis of arms-length negotiations between Comcast and Charter and the fair value principle informed these negotiations, taking into account, among other factors, the nature and scope of services provided thereunder and other arrangements which the parties deemed comparable in certain respects.

We believe GreatLand Connections will not be a Variable Interest Entity (“VIE”) pursuant to ASC 810-10-15

In evaluating whether GreatLand Connections represents a variable interest entity, we first considered ASC 810-10-15-14(a) and whether the total equity investment at risk is sufficient for GreatLand Connections to finance its activities without additional support provided by any parties, including GreatLand Connections’ public shareholders and Charter.

The total equity interest in GreatLand Connections that would be considered at risk represents the equity held by the Comcast shareholders (including the former TWC shareholders), who will hold an approximate 67% interest in GreatLand Connections, and Charter’s approximate 33% interest in GreatLand Connections (collectively, the “GreatLand Connections shareholders”). As the GreatLand Connections shareholders will participate in both profits and losses of GreatLand Connections on a pro-rata basis based on the respective ownership percentages in GreatLand Connections, the GreatLand Connections shareholders total equity represents the total equity interest at risk.

It is currently expected, based upon GreatLand Connections’ historical operating results presented in the pro forma financial statements and the contemplated debt and equity structure of GreatLand Connections following the Transactions, that GreatLand Connections’ total equity investment at risk will be sufficient to enable GreatLand Connections to finance its operations without requiring additional financial support by any party, including the GreatLand Connections shareholders.

Second, in accordance with ASC 810-10-15-14(b)(1), the GreatLand Connections shareholders, as a collective group, will have the power and authority through their ability to elect the GreatLand Connections Board of Directors to direct the activities of GreatLand Connections that most significantly impact GreatLand Connections’ economic performance.

Under the Charter Services Agreement, Charter will provide services to GreatLand Connections; however, Charter will not have the power or authority to control or direct the majority of activities which most significantly impact the economic performance of GreatLand Connections. The services to be provided by Charter will include, among other services, corporate services, network operations, engineering and IT, voice operations, field operations support services, customer service, billing and collections, product services, marketing services, sales, business intelligence, and intellectual property licensing. These services will be provided under the overall authority and supervision of the GreatLand Connections’ executive management team and its Board of Directors and the GreatLand Connections’ executive management team and its Board of Directors will have the ability to make the substantive decisions that will most significantly impact GreatLand Connections’ economic performance, including the ability to control decisions that affect key performance indicators of GreatLand Connections. The activities that most significantly impact GreatLand Connections’ economic performance will not be conducted on behalf of Charter, rather these activities will be conducted on behalf of GreatLand Connections, a separate publicly traded company, and will be for the benefit of all of the GreatLand Connections’ shareholders.

Consistent with GreatLand Connections being a standalone publicly traded company, the Charter Services Agreement affirms that GreatLand Connections, its board of directors and its executive management team will at all times own and exercise ultimate control over, including all authority and supervision of, the conduct of its business and operation of the GreatLand Connections’ systems, including with respect to any services provided by Charter. Executive management, reporting to the Board of Directors, will have the authority and responsibility that is typically associated with individuals performing similar roles at public companies in a business similar to the business of GreatLand Connections. The executive management team of GreatLand Connections will be independent of Charter and will possess the requisite skills and expertise to perform the duties customary of an executive management team of a public company in the cable television industry. Accordingly, GreatLand Connections’ executive management will establish policies and set the strategic direction for GreatLand Connections, to be ratified by its Board of Directors. GreatLand Connections’ executive management will make decisions and recommendations regarding budgets, financing, liquidity and capital structure, as well as perform ongoing monitoring over these areas, subject to review and approval of the GreatLand Connections Board of Directors. GreatLand Connections’ executive management will also have the right, subject to oversight and approval by the Board of Directors, to direct and execute merger and acquisition activity, monitor and make decisions regarding pricing and packaging and all other product offering decisions, determine technology platforms and related matters, make decisions regarding compensation, hiring, terminations, and outsourcing of labor of GreatLand Connections’ employees, and ensure compliance with legal and regulatory requirements, as well as direct financial and operational reporting matters. GreatLand Connections’ executive management will direct the day-to-day operations of GreatLand Connections, to be carried out either by Charter or existing GreatLand Connections employees. These activities are considered to most significantly impact the economic performance of GreatLand Connections, and the plan and execution of these activities by GreatLand Connections’ executive management are expected to be subject to review and ultimate approval, as applicable, by the GreatLand Connections Board of Directors.

The GreatLand Connections’ shareholders will elect the Board of Directors, who will represent them in performing the governance of GreatLand Connections. Initially, there will be six independent board members (three of which were selected by Comcast and three of which were selected by Comcast from a list of potential nominees provided by Charter). Upon completion of the Transactions, three additional directors will be named to the GreatLand Connections Board of Directors by Charter and will include the Charter CEO as Chairman. The Board of Directors will be separated into three classes, with each class initially comprised of one representative of each of the aforementioned categories. One member of the Board of Directors from each class of directors listed above will be subject to vote and approval by the shareholders of GreatLand Connections on an annual basis. At no time, will Charter control the Board of Directors of GreatLand Connections, nor will any other single party. The Board of Directors will have the authority and responsibilities established by Delaware law for the board of a Delaware corporation, and therefore will have sufficient level of detail regarding GreatLand Connections’ business and operations to perform their duties in this manner.

Based on the manner in which it is expected that GreatLand Connections’ executive management and its Board of Directors will perform their duties as discussed above, we respectfully submit to the Staff that the GreatLand Connections shareholders collectively will have the power and authority through their ability to elect the Board of Directors to direct the activities of GreatLand Connections that most significantly impact GreatLand Connections’ economic performance pursuant to ASC 810-10-15-14(b)(1). We further submit that Charter will not have the power or authority to control or direct the activities that most significantly impact the economic performance of GreatLand Connections, given the composition and role of the GreatLand Connections Board of Directors and executive management team. Those activities are expected to be controlled and directed by the executive management team of GreatLand Connections. The Board of Directors as a whole, acting on behalf of all GreatLand Connections shareholders, will have the authority to direct executive management.

Third, in accordance with ASC 810-10-15-14(b)(2-3), the GreatLand Connections shareholders collectively will have the obligation to absorb expected losses and the right to receive residual returns. As it relates to the exposure to GreatLand Connections’ economic risks (i.e. losses), there will be no interests in GreatLand Connections that are subordinate to the equity at risk, protect equity holders, or guarantee the value of an entity’s assets or the investors a return. Since there are no arrangements that protect the GreatLand Connections shareholders from the first dollar risk of loss and the exposure is not shared with non-equity holders, we have concluded that the GreatLand Connections shareholders will collectively have the obligation to absorb GreatLand Connections’ expected losses. As it relates to the right to receive expected residual returns, the right is not capped by governing documents or through arrangements with GreatLand Connections or other variable interest holders outside the equity group; therefore we have concluded that the GreatLand Connections shareholders will collectively have the right to receive residual returns.

Finally, as discussed in detail above, substantially all of GreatLand Connections’ activities will not be conducted on behalf of any individual shareholder with disproportionate voting rights, including Charter, and therefore we do not believe GreatLand Connections meets the criteria of a variable interest entity in accordance with ASC 810-10-15-14(c). In evaluating the GreatLand Connections Board of Director’s ability to direct the activities of GreatLand Connections that most significantly impact GreatLand Connections’ economic performance and Charter’s ability to conduct certain of the day-to-day operations through the services agreement at the direction of GreatLand Connections’ executive management and Board of Directors, we have concluded substantially all of the activities of GreatLand Connections do not involve or are not conducted on behalf of Charter. As such, we respectfully submit to the Staff that GreatLand Connections is not a VIE and should be evaluated for consolidation under the non-VIE subsections of ASC 810-10.

Voting Interest Analysis:

Pursuant to paragraph 15-8 of ASC 810-10, the usual condition for a controlling financial interest is ownership of a majority voting interest, directly or indirectly, of more than 50% of the outstanding voting shares. The power to control may also exist with a lesser ownership percentage, for example, by contract, lease, agreement with other stockholders, or by court decree. Charter will acquire an approximate 33% equity (and voting) interest in GreatLand Connections. As discussed in the VIE analysis above, the board governance of GreatLand Connections is designed so that the board level authority does not reside with any one party or group of parties, other than the entire shareholder group. Further, the criteria for consolidation of entities controlled by contract in paragraphs 15-18 through 15-22 of ASC 810-10 are precluded because Charter does not have any additional rights which transfer control to Charter, including under the Charter Services Agreement with GreatLand Connections. As Charter will not directly or indirectly own a majority voting interest in GreatLand Connections, nor will Charter have the power to control GreatLand Connections under the Charter Services Agreement, Charter will not be deemed to have a controlling financial interest in GreatLand Connections, and therefore we respectfully submit that Charter should not consolidate GreatLand Connections under the voting interest criteria.

Material U.S. Federal Income Tax Consequences, page 80

16.	This discussion must be expanded to cover the material U.S. federal income tax consequences to GreatLand Connections shareholders. Furthermore, the tax opinions of both Comcast’s and Charter’s tax counsels must be filed as exhibits to the Form S-4.

Response: We respectfully note to the Staff that disclosure on the tax consequences of the GreatLand Connections Merger to GreatLand Connections stockholders is included on page 98 of Amendment No. 1 to the Registration Statement on Form S-1 filed by GreatLand Connections with the Commission on December 23, 2014 (the “GreatLand S-1”). GreatLand Connections stockholders will receive copies of the GreatLand S-1, when declared effective, prior to the GreatLand Connections Merger and so will be apprised of such tax consequences. The opinion of Davis, Polk & Wardwell LLP, counsel to Comcast, with respect to tax matters in connection with this disclosure will be filed as Exhibit 8.1 to the GreatLand S-1. A form of the tax opinion of Wachtell, Lipton, Rosen & Katz, Charter’s counsel, has been filed as Exhibit 8.1 to Amendment No. 1. Such opinion is with respect to the disclosure included under the heading “Material U.S. Federal Income Tax Consequences.”

Unaudited Pro Forma Financial Information, page 111

17.	In regard to your pro forma condensed consolidated statement of operations for both the nine months ended September 30, 2014 and the year ended December 31, 2013, we note that the depreciation and amortization expenses of the TWC Cable Systems Acquired are significantly lower as percentage of revenues than Charter’s Historical. Please explain why.

Response: Charter’s depreciation and amortization expense as a percentage of revenues for both the nine months ended September 30, 2014 and the year ended December 31, 2013 is higher than that of the TWC Cable Systems Acquired depreciation and amortization expense primarily due to Charter’s higher investment in capital expenditures. Historically, Charter’s capital expenditures as a percentage of revenues have been higher than TWC’s. As a percentage of revenues, Charter’s capital expenditures were 25% and 22% for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, compared to the TWC Cable Systems Acquired capital expenditures of 10% for both the nine months ended September 30, 2014 and the year ended December 31, 2013. This reflects Charter’s investments over the last few years to improve its products (more high definition linear and on-demand video offerings, more advanced customer premise equipment, higher Internet speeds, home networking, etc.) and its all-digital initiative completed in 2014. Further, the two largest categories for depreciation and amortization are property, plant and equipment and customer relationships. As shown on the September 30, 2014 pro forma balance sheet on page 116, these categories cumulative have almost the same historical balance for the Charter Cable Systems Divested and the TWC Cable Systems Acquired. As shown on the pro forma statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 on pages 117 and 118, the depreciation and amortization is the same or substantially the same reflecting similar depreciation and amortization policies for the two companies.

Note 1. Pro Forma Adjustments, page 117

18.	In regard to your preliminary purchase price allocation on page 118, please provide further supporting disclosure for each purchase price adjustment to each tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose and explain how you determined the increase in property, plant and equipment, franchises and customer relationships.

Response: We respectfully refer the Staff to the disclosure on page 114 of Amendment No. 1 to the effect that the detailed valuation studies necessary to arrive at the required estimates of the fair values for the assets acquired and liabilities assumed have not commenced. Accordingly, the purchase price allocation is preliminary and subject to significant revision. In response to the Staff’s comment, footnote 1(b) on page 119 of Amendment No. 1 has been revised to provide further disclosure on the basis for the assumptions used in the preliminary purchase price allocation.

19.	In regard to footnote l(g), please disclose and explain to us why it was not necessary for you to record this adjustment in the pro forma result of operations for the year ended December 31, 2013.

Response: In response to the Staff’s comment, footnote 1(g) on page 121 of Amendment No. 1 has been revised to further explain the adjustment. The adjustment for the nine months ended September 30, 2014 represents the reclassification of TWC’s transaction costs from operating expense to other operating expense to conform to Charter’s classification. TWC did not incur any transaction costs for the year ended December 31, 2013.

20.	Please disclose and explain to us whether you considered any preliminary fair value adjustments to TWC’s operating or capital lease agreements.

Response: We respectfully refer the Staff to the disclosure on page 114 of Amendment No. 1 that the detailed valuation studies necessary to arrive at the required estimates of the fair values for the assets acquired and liabilities assumed have not commenced. Accordingly, the purchase price allocation is preliminary and subject to significant revision. We did not include any fair value adjustments to TWC’s operating or capital lease agreements in the preliminary purchase price allocation due to limited information available to us. We will consider whether any adjustments are necessary when completing the final purchase price allocation. Also, please see additional language added to footnote 1(b) on page 119 of Amendment No. 1 in response to comment 18.

21.

In regard to footnote 1(h) please expand the disclosure so that it is transparent to a reader how the increased depreciation and amortization adjustment amounts were calculated by providing depreciation and amortization expenses separately, by explaining whether or not you used a weighted average life for property, plant and equipment and by describing the accelerated amortization method used for customer relationships.

Response: In response to the Staff’s comment, footnote 1(h) on page 122 of Amendment No. 1 has been revised to include a table reflecting the calculation of the pro forma depreciation and amortization expense. As noted in the disclosure on page 122 of Amendment No. 1, the calculations use a weighted average useful life of 6 years for property, plant and equipment and amortize customer relationships using the sum of the year’s digits method.

22.	In regard to footnote 1(i) please expand the disclosure and show how interest expense adjustment amounts were calculated, including any interest rates used.

Response: In response to the Staff’s comment, footnote 1(i) on page 122 of Amendment No. 1 has been revised to include a table reflecting the calculation of the pro forma interest expense, including interest rates used.

23.	In regard to footnote 1(j) please expand the disclosure and quantify the calculation for the income of investee amounts shown.

Response: In response to the Staff’s comment, footnote 1(j) on page 123 of Amendment No. 1 has been revised to include a table reflecting the calculation of the pro forma income of investee.

Annex A, page A-1

24.	We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo will need to be reasonably acceptable to Charter. Please explain the meaning of “reasonably acceptable” and tell us under what circumstances a director would not be acceptable.

Response: We respectfully submit that the Transactions Agreement does not provide, and the parties have not discussed or agreed on, any additional detail regarding the “reasonably acceptable” standard. The Company notes, however, that the anticipated membership of the GreatLand Connections Board is disclosed in Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC by Midwest Cable, Inc. on December 23, 2014, and neither Comcast nor Charter has objected to any of the directors specified therein on the bases of the “reasonably acceptable” standard.

25.	We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo from a list of potential nominees provided by Charter will need to be reasonably acceptable to Comcast. Please explain the meaning of “reasonably acceptable” and tell us under what circumstances a director would not be acceptable.

Response: The Company respectfully refers the Staff to its response to Question 24.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1347.

Sincerely, /s/ Steven A. Cohen, Esq. Steven A. Cohen, Esq. Wachtell, Lipton, Rosen & Katz

cc:

Richard A. Dykhouse,

Executive Vice President, General Counsel and Corporate Secretary

CCH I, LLC